Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 17, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on November 17, 2004, entitled "Statoil's share plan".

Statoil's share plan

On behalf of Statoil (OSE:STL, NYSE:STO), DnB NOR has on 16 November purchased 295,000 shares for use in the group's share saving plan.

The shares have been acquired at a price of NOK 91.33 per share, and they will be passed on to employees in accordance with their savings amount.

Statoil established its share saving plan for employees in November 2004. Each month the agreed savings amount is deducted from the participants' salary, and shares are then awarded accordingly.

Following a two-year binding time, the group will award one bonus share for every two shares purchased. Employees in Norway also receive a 20-per-cent discount, up to a maximum NOK 1,500 limit.

Roughly half of all employees in Norway have purchased shares.

For further information please contact:

Kai Nielsen, public affairs manager, tel. +47 97 04 13 32

Mari Thjømøe, vice president investor relations, tel. +47 90 77 78 24

Thore Kristiansen, investor relations US, tel. +47 91 66 46 59

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 17, 2004	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer